

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Jamie Pierson
Chief Financial Officer
Forward Air Corp
1915 Snapps Ferry Road
Building N
Greeneville, TN 37745

       Re: Forward Air Corp
             Form 10-K for the Fiscal Year ended December 31, 2024
             Filed March 24, 2025
             File No. 000-22490

Dear Jamie Pierson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation